EXHIBIT 12(b)

FLORIDA POWER & LIGHT COMPANY
COMPUTATION OF RATIOS

	Nine Months Ended September 30, 2001 (millions)
RATIO OF EARNINGS TO FIXED CHARGES	
Earnings, as defined:	
Net income	$ 581
Income taxes	326
Fixed charges, as below	154
Total earnings, as defined	$ 1,061
Fixed charges, as defined:	
Interest charges	$ 144
Rental interest factor	5
Fixed charges included in nuclear fuel cost	5
Total fixed charges, as defined	$ 154
Ratio of earnings to fixed charges	6.89
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	
Earnings, as defined:	
Net income	$ 581
Income taxes	326
Fixed charges, as below	154
Total earnings, as defined	$ 1,061
Fixed charges, as defined:	
Interest charges	$ 144
Rental interest factor	5
Fixed charges included in nuclear fuel cost	5
Total fixed charges, as defined	154
Non-tax deductible preferred stock dividends	11
Ratio of income before income taxes to net income	1.56
Preferred stock dividends before income taxes	17
Combined fixed charges and preferred stock dividends	$ 171
Ratio of earnings to combined fixed charges and preferred stock dividends	6.20